UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Brigham Exploration Company Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Brigham Exploration Company Common Stock Underlying Class of Securities)

Copies to:
Ben M. Brigham	Joe Dannenmaier
Chairman of the Board, Chief Executive Officer, President	Kari A. Potts
BRIGHAM EXPLORATION COMPANY	Thompson & Knight LLP
6300 Bridge Point Parkway, Building 2, Suite 500	98 San Jacinto Blvd, Suite 1900
Austin, Texas 78730	Austin, Texas 78701
(512) 427-3300	(512) 469-6158
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,513,650	$84.46

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 2,724,651 options to purchase the Issuer’s common stock that are outstanding under the 1997 Incentive Plan of Brigham Exploration Company will be tendered pursuant to the offer. These options have an aggregate value of $1,513,650 calculated based on a Black-Scholes-Merton option pricing model based on a price per share of Brigham Exploration Company common stock of $2.705, the average of the high and low price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of July 8, 2009.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$84.46
Form or Registration No.:	005-51001
Filing party:	Brigham Exploration Company
Date filed:	July 13, 2009
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐     Rule 13e-4(1) (Cross-Border Issuer Tender Offer)
☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 13, 2009 and Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 21, 2009, by Brigham Exploration Company, a Delaware corporation (“Brigham”), in connection with its offer to exchange some or all of the outstanding stock options to purchase shares of Brigham common stock, par value $0.01 per share, that are properly tendered and not properly withdrawn for new options to purchase Brigham shares from the employees of Brigham, Inc., a wholly owned subsidiary of Brigham, upon the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Stock Options for New Stock Options, dated July 13, 2009 (the “Offer to Exchange”), and the related election form and withdrawal form (which together, as they may be amended or supplemented from time to time, constitute the exchange offer). This Amendment is the final amendment relating to the Offer to Exchange and is filed for the purpose of reporting the results of the offer.
     All information in the Offer to Exchange, including all exhibits and schedules thereto, which was previously filed with the Schedule TO and Amendment No. 1, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Offer to Exchange expired at 11:59 p.m., Eastern Daylight Savings Time, on Monday, August 10, 2009. Pursuant to the Offer to Exchange, Eligible Optionholders tendered, and Brigham accepted for cancellation, Eligible Options to purchase an aggregate of 1,536,975 Brigham shares from 39 participants, representing approximately 56.4% of the total Brigham shares underlying the Eligible Options. On Monday, August 10, 2009, after the cancellation of Eligible Options, Brigham granted to the Eligible Optionholders New Options to purchase 1,536,975 shares at an exercise price of $5.955 per share, which was the mean of the high and low sales prices per share of Brigham shares as reported by The Nasdaq Global Select Market on August 10, 2009.
Item 12. Exhibits.
     Item 12 of the Tender Offer Statement is hereby amended and supplemented by adding the following exhibit:
     (a)(1)(G) E-mail to Eligible Optionholders, dated August 11, 2009, announcing final results of the Offer to Exchange.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BRIGHAM EXPLORATION COMPANY
/s/ Ben M. Brigham
Name:	Ben M. Brigham
Title:	Chairman of the Board, Chief Executive Officer, and President

Date: August 11, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated July 13, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	Memorandum to Brigham, Inc. Employees

(a)(1)(E)*	Form of Email Communication to Employees

(a)(1)(F)*	Form of Individual Listing of Eligible Options

(a)(1)(G)	Form of Email Communication to Employees

(b)	Not applicable

(d)(1)*	1997 Incentive Plan of Brigham Exploration Company (as amended effective May 28, 2009)

(d)(2)*	Form of Incentive Stock Option Agreement under the 1997 Incentive Plan of Brigham Exploration Company

(d)(3)*	Form of Non-Qualified Stock Option Agreement under the 1997 Incentive Plan of Brigham Exploration Company

(g)	Not applicable

(h)	Not applicable

*	Previously filed